SAND INTERNATIONAL, INC.

13 STUSA STREET

ZVIRKA UKRAINE 8000

PHONE: +011-380-325728055

EMAIL:SANDINTERNATIONALINC@GMAIL.COM

August 27, 2014

Mr. Garrison

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Sand International, Inc.

       Amendment No.1 to Registration Statement on Form S-1

       Filed July 21, 2014

       File No. 333-196342

Dear Mr. Garrison:

Further to your letter dated August 6, 2014, concerning the deficiencies in Amendment No.1 to Registration Statement on Form S-1 filed on July 21, 2014, we provide the following responses:

General

Response to comment #1: In response to this comment we clarified our disclosure as requested:

“Sand International, Inc. is not a Blank Check company. Its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity. Neither Sand International, Inc. or Mr. Savelyeu have plans to enter into a change of control or similar transaction.”

Corporate Background and Business Overview, page 5

Response to comment #2: In response to this comment we revised our disclosure as requested. Please refer to page 6 of the prospectus:

“Even though we are development stage company with limited operations our sole officer and our sole director Mr. Savelyeu will devote only a limited time to the company and has no experience in managing a public reporting company his background, experience and business contacts in electromagnetic fields industry are essential to our business and have already resulted in the first revenues of $900 earned on June 24, 2014 pursuant to the signed consulting agreement and are anticipated to result in the future revenues. Among some of the reasons for pursuing public company status in the United States are: increased cash and long term capital, better potential future growth strategies, ability to attract and keep future key employees, increased prestige. All opposed to increased and ongoing expenses, potential loss of control and privacy. ”

Commencing Marketing Campaign, page 18

Response to comment #3: In response to this comment we identified the shows and exhibitions in Lvov Region of Ukraine that we intend to attend:

“We plan to attend shows and exhibitions held in the Lvov Region of Ukraine both as guests and vendors. One of the shows we plan to attend is BUDEXPO that will take place in Lvov, Ukraine on October 1-3, 2014. During the first year, assuming available funds, we plan on attending one or two shows and estimate that it will cost us approximately $1,000.”

Description of Business, page 22

Response to comment #4: We believe that http://www.emfrielief.com/emf.html is a reputable source since the company has been in electromagnetic field preventing, education and active shielding business since 2002. The website information about the electromagnetic fields we referred to in our Prospectus is rather informative, yet easy to understand. Therefore we believe http://www.emfrielief.com/emf.html a reputable source.

Consulting Services, page 24

Response to comment #5: In response to this comment the company revised the disclosure as requested:

“To service our current contract with Yar Center signed on April 25, 2014 we relied on electromagnetic field and radio frequency meters/detectors to establish areas of concerns for the building located at 22 Patona St, Lvov, Ukraine 79001 and to measure the radiofrequency electromagnetic field intensity levels both inside and outside of the building.  PCs were used to prepare assessment surveys and written recommendations for shielding of the radiofrequency electromagnetic field levels. Both PCs and equipment (electromagnetic field and radio frequency meters/detectors)  are owned by our director, Mr. Aliaksandr Savelyeu. We will not need additional equipment, tools or other materials to provide active shielding services in the future. Mr. Savelyeu owns PCs and electromagnetic field and radio frequency meters/detectors. We anticipate relying on Mr. Savelyeu’s current business resources and equipment to service future agreements until we have available funds to obtain our own PCs and equipment we need to carry out our planned operations. Currently, this option is highly questionable, as no significant revenues are anticipated until we fully implement our business plan and execute additional service agreements. Our services can

Please direct any further comments or questions you may have to the company at sandinternationalinc@gmail.com.

Thank you.

Sincerely,

/S/ Aliaksandr Savelyeu

Aliaksandr Savelyeu, Director